SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of August, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

Table of Documents Filed

1.	English translation of press release entitled “ORIX Agrees to Comprehensive Tie-up with JCB to Expand Customer Service” released to the public on August 19, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: August 23, 2005	By	/s/ Yukio Yanase
Yukio Yanase Director Deputy President ORIX Corporation

August 19, 2005

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

ORIX Agrees to Comprehensive Tie-up with JCB to Expand Customer Service

Tokyo, Japan – August 19, 2005 – ORIX announced today that it had reached an agreement with JCB Co. Ltd. (JCB), Japan’s largest credit card company, to create an alliance to expand operations and customer services by combining the two companies’ management resources.

The two companies are now working on specific strategies to develop new settlement services that combine the infrastructure and settlement solutions of JCB with ORIX’s marketing network and corporate credit evaluation expertise.

The following summarizes the operations the two companies are now considering:

1.	Business tie-up in the market for B-to-B settlement

•	Development of B-to-B settlement services for both small and large transactions by combining JCB’s small-lot settlement services with ORIX’s corporate credit evaluation expertise.

•	Development of joint marketing structure to provide these services

2.	Strengthening settlement services for corporate customers

•	Develop new settlement services targeting ORIX’s customer base of 500,000 corporate customers

•	Improve customer satisfaction, establish a quality information security system and improve operating efficiency by jointly cooperating in areas of operations and systems development

3.	Joint development of settlement services for retail customers

•	Joint development of settlement services for the retail customers of the ORIX Group

•	Use the marketing strength of JCB to sell financial products of the ORIX Group to JCB’s customers

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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